Exhibit 99.3

Taoping Reports First Half 2026 Results

●	Gross Margin Expands 270 Basis Points, Net Loss Narrows 47 Percent
●	Smart Elevator Platform Surpasses 10,000 Connected Elevators as Taoping Builds a Higher-Quality Recurring Revenue Base

TIANJIN, China, September 29, 2026 - Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of cloud-based smart city, Internet of Things and intelligent infrastructure solutions, today announced unaudited financial results for the six months ended June 30, 2026. The Company expects to file a report on Form 6-K covering the six months ended June 30, 2026 with the U.S. Securities and Exchange Commission (“SEC”) on or about September 29, 2026.

Notable First Half 2026 Highlights:

●	Higher-quality revenue mix gains momentum. Elevator project and maintenance, repair and operations (“MRO”) revenue totaled $3.7 million, or approximately 31.3% of first-half revenue. Project and MRO gross margins were approximately 23.5% and 32.2%, respectively.
●	Smart elevator platform reaches significant scale. More than 10,000 elevators are now connected to and managed through Taoping’s platform across older residential communities, affordable housing and urban public infrastructure, establishing an operating base for subscription and service revenue.
●	Gross margin expanded. Gross margin increased to 12.8% from 10.1%, a 270-basis-point improvement, as higher-margin elevator revenue partially replaced lower-margin legacy hardware sales.
●	Cost discipline supports the transition. Administrative expenses declined 41.9% to $2.7 million, and selling expenses fell 58.8% to $0.2 million.
●	Losses narrowed sharply. Operating loss improved 46.8% to $2.2 million, while net loss improved 46.7% to $2.5 million.

Mr. Bin Ma, Co-Chief Executive Officer of Taoping, commented, “Taoping’s first half financial results mark an important step in the company’s transformation. We intentionally reduced our exposure to lower-margin business areas, and the benefits are beginning to show in our financial metrics: gross margin expanded, while operating and net losses were nearly cut in half. At the same time, elevator project and MRO services grew to nearly one-third of revenue. That is a more durable foundation than the business had a year ago.”

“Importantly, we have expanded our addressable market opportunity. We now have more than 10,000 elevators connected to our smart management platform and a full-lifecycle offering that spans modernization, maintenance and recurring platform services. We are also working with PICC Property and Casualty on an insurance-plus-technology model that uses our patented technology to make maintenance activity traceable and help address fraudulent service records. Following a successful demonstration project in Tianjin, we believe the model can be replicated across major urban regions. With policy support for urban renewal and elevator modernization strengthening, our focus is to execute the order book, grow subscription and MRO revenue, and build a scalable mix of hardware, platform services and insurance technology that can improve cash generation and create lasting value for shareholders.”

Select Financial Results for the First Six Months Ended June 30, 2026

Revenue was $11.9 million, compared with $17.6 million in the first half of 2025. The $5.7 million decrease primarily reflected lower product, advertising and software revenue as the Company continued to realign the business away from lower-margin legacy activity. This was partially offset by $3.3 million of elevator project revenue and $0.5 million of MRO revenue following the November 2025 acquisition of Skyladder Group Limited (“Skyladder Group”). The prior-year period included no elevator-related revenue.

Gross profit was $1.5 million, compared with $1.8 million a year earlier. Gross margin, however, increased to 12.8% from 10.1%, reflecting the improved mix. Elevator project and MRO revenue generated gross margins of approximately 23.5% and 32.2%, respectively, during the period.

Administrative expenses declined to $2.7 million from $4.7 million, while selling expenses decreased to $0.2 million from $0.5 million. Research and development expense was $0.8 million in both periods. These changes helped reduce operating loss to $2.2 million from $4.2 million and net loss to $2.5 million from $4.7 million.

Net cash used in operating activities was $2.4 million, compared to $1.5 million in the prior-year period. The year-over-year increase in net cash outflow was due to an increase in other receivables and prepaid expenses and a decrease in accounts payable, which more than offset the positive impact from the narrowing of the Company’s net loss. As of June 30, 2026, the Company had $1.0 million in cash and cash equivalents and working capital of $10.6 million. Cash and cash equivalents and working capital were $2.1 million and $12.3 million, respectively, at December 31, 2025.

Outlook

For the balance of fiscal year 2026, Taoping will focus on converting Skyladder Group confirmed orders into revenue while expanding platform subscriptions and recurring MRO services. The Company’s longer-term strategy is to build three complementary revenue streams: elevator hardware and modernization, smart-platform subscriptions, and insurance technology around a connected base that now exceeds 10,000 elevators.

The Company believes it is positioned to benefit from China’s urban-renewal agenda, which calls for renovation work across 115,000 older urban residential communities and the upgrade or installation of 575,000 residential elevators over the next five years. Management believes this creates a substantial runway for elevator modernization, ongoing maintenance and platform services.

Management expects Skyladder Group to deliver revenue growth in 2026 based on confirmed orders and contracts on hand.

The pace of growth will depend on successful execution, customer collections, adoption of newer service models, market conditions and the other risks described in the Company’s SEC filings.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative cloud-based technologies on the Smart City IoT platform, and related products and services. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, and new media. For more information about Taoping, please visit http://en.taop.com.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results; risks related to our strategic transformation, including our ability to successfully transition from legacy businesses to platform-based services; risks related to executing our growth strategy in the smart elevator and intelligent infrastructure markets; our ability to obtain additional financing on acceptable terms if needed; intense competition in the IoT and smart city technology markets; changes in domestic and foreign laws, regulations and taxes; uncertainties related to China’s legal system and economic, political and social events in China; the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc. IR@taop.com www.taop.com	Global IR Partners David Pasquale TAOP@globalirpartners.com New York Office: +1-914-337-8801